Exhibit 8.1

November 14, 2016

KfW,

Palmengartenstrasse 5-9,

60325 Frankfurt am Main, Germany.

Ladies and Gentlemen:

We have acted as your United States federal income tax counsel in connection with the filing of a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Act”). We hereby confirm to you that our opinion with respect to United States taxation is as set forth under the caption “United States Taxation” in the prospectus included in the Registration Statement (the “Prospectus”), subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “United States Taxation” in the Prospectus. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP